UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               At Home Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                Series A Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    045919101
                      -------------------------------------
                                 (CUSIP Number)

                                 Robert S. Lemle
             Executive Vice Chairman, General Counsel and Secretary
                               1111 Stewart Avenue
                               Bethpage, NY 11714
                                 (516) 803-2300
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 8, 2002
                      -------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                 SEC 1746(12-91)

         This Amendment No. 1 amends the Schedule 13D originally filed on November 14, 1997 (the "Schedule 13D") by Cablevision Systems Corporation and relates to shares of Series A common stock, par value $0.01 per share, of At Home Corporation, a Delaware corporation. At Home's principal executive offices are located at 425 Broadway Street, Redwood City, CA 94063. Unless otherwise specified, all defined terms used herein have the respective meanings ascribed to them in the Schedule 13D.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

         On January 8, 2002, At Home, unilaterally and without warning, chose to terminate its At Home service to all of the Company's Optimum@Home subscribers. In a letter dated January 9, 2002 (a copy of which is filed as Exhibit 10.1 hereto), the Company advised At Home that such termination of service constitutes an election by At Home to terminate the Master Distribution Agreement, which was entered into by and between the Company and At Home pursuant to the Agreement, and all other related agreements.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 10.1      Letter from the Company to At Home, dated
                            January 9, 2002.

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  January 18, 2002

                                            Cablevision Systems Corporation


                                            By: /s/ Robert S. Lemle
                                               --------------------------------
                                                Name:  Robert S. Lemle
                                                Title: Vice Chairman, General
                                                       Counsel & Secretary




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


                             INDEX OF EXHIBITS

Exhibit     Description

10.1        Letter from the Company to At Home, dated January 9, 2002.



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